                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Final Amendment)

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                    WINTHROP PARTNERS 80 LIMITED PARTNERSHIP
                            (Name of Subject Company)

                         QUADRANGLE ASSOCIATES I L.L.C.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                Michael L. Ashner
                             Chief Executive Officer
                                WIN Manager Corp.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

CUSIP No.         NONE              14D-1/A and 13D                     Page 2


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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                         Quadrangle Associates I L.L.C.
                                  ------------
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2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
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3.       SEC Use Only
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4        Sources of Funds

                                       WC
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
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6.       Citizenship or Place of Organization

                                    Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    8,328.48
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8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
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9.       Percent of Class Represented by Amount in Row 7

                                     18.25%
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10.      Type of Reporting Person

                                       OO
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CUSIP No.         NONE              14D-1/A and 13D                     Page 3


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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                                WIN MANAGER CORP.
                                    ---------
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2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
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3.       SEC Use Only
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4        Sources of Funds

                                       N/A
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
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6.       Citizenship or Place of Organization

                                    Delaware
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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
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8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
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9.       Percent of Class Represented by Amount in Row 7

                                        0
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10.      Type of Reporting Person

                                       CO
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CUSIP No.         NONE              14D-1/A and 13D                     Page 4


               FINAL AMENDMENT TO SCHEDULE 14D-1 AND SCHEDULE 13D

         This Amendment constitutes the Final Amendment to the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on August 23, 1999 by Quadrangle Associates I L.L.C., a Delaware limited liability company (the "Purchaser"), and WIN Manager Corp., as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 20, 1999, and as further amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission on September 27, 1999, relating to the tender offer by the Purchaser to purchase up to 22,366.5 outstanding units of limited partnership interest ("Units") of Winthrop Partners 80 Limited Partnership (the "Partnership"), at a purchase price of $160 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 1999, as Supplemented by Supplement No. 1 thereto dated September 20, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). In addition, the Statement, as amended, shall constitute the Purchaser's initial filing on Schedule 13D under
Section 13(d) of the Securities Exchange Act of 1934, as amended. The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 4 is hereby amended to add the following:

         The total amount of funds required by the Purchaser to purchase 8,328.48 Units purchaser pursuant to the Offer, excluding related fees and expenses, was $1,332,556.80.


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended to add the following:

         The Offer by the Purchaser for up to 22,366.5 Units expired 12:00 midnight, New York City time, on September 30, 1999. Pursuant to the Offer, the Purchaser purchased 8,328.48 Units, constituting approximately 18.25% of the outstanding Units. As a result, the Purchaser and its affiliates now own an aggregate of 8,587.98 Units constituting approximately 18.81% of the outstanding Units.

CUSIP No.         NONE              14D-1/A and 13D                     Page 5


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 1999

                                       QUADRANGLE ASSOCIATES I L.L.C.

                                       By:  WIN Manager Corp.


                                            By:  /s/ Michael L. Ashner
                                                 ------------------------------
                                                 Michael L. Ashner
                                                 Chief Executive Officer


                                       WIN MANAGER CORP.


                                       By:  /s/ Michael L. Ashner
                                            ------------------------------
                                            Michael L. Ashner
                                            Chief Executive Officer